LINKTONE ANNOUNCES BOARD CHANGE

SHANGHAI, China, February 16, 2007 — Linktone Ltd. (Nasdaq: LTON), a leading provider of wireless interactive entertainment products and services to consumers in China, today announced that director Derek Sulger has resigned from the board, effective February 12, 2007. The Company’s Board of Directors has appointed CFO Colin Sung to replace Mr. Sulger.

Mr. Sulger, a founder of the Company, resigned due to other professional commitments, including a leadership role in the management of Lunar Capital, a private equity fund recently launched by Lunar Group Capital Management, which he co-founded in 1999 to make investments in the Chinese market. Mr. Sulger had been a Linktone director since prior to the Company’s initial public offering.

Sulger stated: “It has been my pleasure to serve as a director of Linktone and play an active role in the Company since its inception. I believe that the Company is well-positioned to achieve long-term value for its shareholders, and the addition of Colin Sung will continue to strengthen the Company’s Board of Directors.”

“On behalf of the Board of Directors and Linktone’s management, I would like to extend our deep appreciation and sincere thanks to Derek for his hard work, dedication and service to the Company. We wish him great success in his future endeavors,” said Michael Li, CEO of Linktone.

Mr. Sung, age 42, has served as the company’s Chief Financial Officer since June 2005. Prior to joining Linktone, June 2004 until April 2005, Mr. Sung served as Corporate Controller of UTi, United States, Inc., a subsidiary of UTi Worldwide Inc. (NASDAQ: UTIW), a global integrated logistics company. From August 2001 until May 2004, he was Vice President of Finance and Corporate Controller at USF Worldwide, Inc., a subsidiary of USF Corporation (NASDAQ: USFC), a transportation industry leader, before its acquisition GPS Logistics Group Ltd. in 2002. Mr. Sung previously served as Vice President and Corporate Controller of the U.S. operations of Panalpina, Inc. Mr. Sung is a Certified Public Accountant and has a Bachelor of Science degree from William Paterson University and a Master of Business Administration degree from American InterContinental University.

“Colin’s substantial public company experience and his leadership role as CFO of Linktone make him a natural candidate to succeed Derek on our board,” said Li.

About Linktone Ltd.

Linktone Ltd. is a leading provider of wireless interactive entertainment products and services in China. Linktone provides a diverse portfolio of services to wireless consumers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s own marketing channels and through the networks of the mobile operators in China Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings. Linktone categorizes China’s wireless services landscape as “MAGIC” — Music, Advanced Gaming, Graphics, Instant Messaging and Community.

Investor Relations
Edward Liu Linktone Ltd. Tel: 86-21-6361-1583 Email: edward.liu@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com